AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 2004
                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         WPCS INTERNATIONAL INCORPORATED
             (Exact name of registrant as specified in its charter)


            Delaware                                        98-0204758
   (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                     Identification Number)

                       140 South Village Avenue, Suite 20
                                 Exton, PA 19341
                                 (610) 903-0400
                   (Address and telephone number of principal
               executive offices and principal place of business)

                     Andrew Hidalgo, Chief Executive Officer
                       140 South Village Avenue, Suite 20
                                 Exton, PA 19341
                                 (610) 903-0400
            (Name, address and telephone number of agent for service)


                                   Copies to:
                               Marc J. Ross, Esq.
                              Thomas A. Rose, Esq.
                       Sichenzia Ross Friedman Ference LLP
                           1065 Avenue of the Americas
                            New York, New York 10018
                                 (212) 930-9700
                              (212) 930-9725 (fax)


Approximate Date Of Commencement Of Proposed Sale To Public: From Time to Time After This Registration Statement Becomes Effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: X

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------------
                                                Amount to be      Proposed maximum        Proposed maximum          Amount of
    Title of each class of securities           registered(1)     offering price per      aggregate offering      registration fee
           to be registered                                            unit(1)                  price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par value per share         25,000,000            $.42(2)               $10,500,000              $1,235.85
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.0001 par value per share,
   issuable upon exercise of Warrants            25,000,000            $.70(3)               $17,500,000              $2,059.75
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.0001 par value per share,
   issuable upon exercise of Warrants               750,000            $.42(3)                  $315,000                 $37.07
------------------------------------------------------------------------------------------------------------------------------------

                          Total                                                                                       $3,332.67
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes shares of our common stock, which may be offered pursuant to this registration statement, which shares are issuable upon exercise of warrants held by the selling stockholders. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on December 20, 2004, which was $.40 per share.

(3) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based upon the exercise price of the warrants.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER 30, 2004

                         WPCS International Incorporated
                              50,750,000 Shares of
                                  Common Stock

     This prospectus relates to the disposition by the selling stockholders and their transferees of up to 50,750,000 shares of our common stock, including up to 25,750,000 shares issuable upon the exercise of common stock purchase warrants. The selling stockholders may dispose of common stock or interests therein from time to time at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock which they are offering. We will pay the expenses of registering these shares.

     Our common stock is traded on the Over-The-Counter Bulletin Board under the symbol "WPCS." The last reported sales price for our common stock on December 28, 2004, was $.42 per share.

          The Securities offered hereby involve a high degree of risk.
                     See "Risk Factors" beginning on page 9.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is December 30, 2004

                                TABLE OF CONTENTS


Where You Can Find More Information........................................ 5

Forward-Looking Statements................................................. 5

Prospectus Summary......................................................... 6

Recent Developments........................................................ 7

Risk Factors............................................................... 8

Use of Proceeds............................................................ 11

Selling Stockholder........................................................ 12

Plan of Distribution....................................................... 14

Description of Securities.................................................. 16

Legal Matters.............................................................. 16

Experts.................................................................... 16

                       Where You Can Find More Information

     We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

     o Our annual report on Form 10-KSB for the year ended April 30, 2004 and 2003;
     o Our quarterly reports on Form 10-QSB for the quarters ended July 31 and October 31, 2004; and
     o Our current reports on Form 8-K filed on August 16, 2004, November 19, 2004, November 30, 2004, and December 30, 2004.

     You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

     WPCS International Incorporated
     140 South Village Avenue, Suite 20
     Exton, Pennsylvania 19341
     Phone (610) 903-0400

     You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.


                           FORWARD-LOOKING STATEMENTS

     This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

     These statements include, but are not limited to:

     o our liquidity and capital resources, operating expenses, future expenditures, our ability to implement our business plans; and
     o    trends in industry activity generally.

     In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

     Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

     The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms "WPCS," the "Company," "we," "us," and "our" refer to WPCS International Incorporated.

                         WPCS International Incorporated

     WPCS International Incorporated is an engineering company that focuses on the implementation requirements of wireless technology and specialty communication systems. We provide a range of services including , site design, , product integration, security, structured cabling, construction and project management. These projects may require the integration of multiple communication components and engineering services in order to complete the customer's requirements for the deployment of a wireless or specialty communication system. We have an extensive customer base that includes many major corporations, government entities and educational institutions. We have two reportable segments, specialty communication systems and wireless infrastructure services.

     Specialty communication services include project management, installation and network integration of voice, data, video and security systems, including fiber optic cabling and outside plant trenching. The specialty communication systems segment represents approximately 70% of total revenue.

     We define wireless infrastructure services as the internal and external design and installation of a wireless solution to support data, voice or video transmission between two or more points without the utilization of landline infrastructure. Wireless infrastructure services include site survey and design, spectrum analysis, product integration, mounting and alignment, and structured cabling. We also provide network security, training and technical support. The wireless infrastructure segment represents approximately 30% of total revenue.

     Our principal offices are located at 140 South Village Avenue, Suite 20, Exton, PA 19341, and our telephone number is (610) 903-0400. We are a Delaware corporation.

     We started our operations in December 2001. We have incurred net losses since our inception. For the year ended April 30, 2004, we generated revenue in the amount of $22,076,246 and a net loss of $124,187. For the six months ended October 31, 2004, we generated revenue of $17,574,419 and net income of $107,658 and we have reported net income for each of the past three fiscal quarters.

                                  The Offering



Common stock outstanding before the offering                         45,849,976 shares.

Common stock covered hereby                                          Up to 50,750,000 shares, including the following:

                                                                     25,000,000 shares of common stock, and

                                                                     up to 25,000,000 shares of common stock issuable upon the
                                                                     exercise of common stock purchase warrants at an exercise
                                                                     price of $.70 per share, and up to 750,000 issuable upon the exercise of common stock purchase warrants at an exercise
                                                                     price of $.40 per share.

                                                                     This number would represent 70.9% of our then current
                                                                     outstanding stock.

Common stock to be outstanding after the offering                    Up to 71,599,976 shares.

Risk Factors                                                         See "Risk Factors," beginning on page 9 for a description of certain factors you should consider before making an
                                                                     investment in our common stock.

Use of proceeds                                                      We may receive proceeds from the sale of our common stock
                                                                     issued upon conversion outstanding warrants.  We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes or for future
                                                                     acquisitions.  See "Use of Proceeds" for a complete
                                                                     description.

OTC BB Symbol                                                        WPCS

                               Recent Developments

Acquisition

     On November 24, 2004, we acquired Quality Communications & Alarm Company, Inc., a New Jersey corporation, for $6,700,000 in cash, subject to adjustment. Quality was acquired pursuant to a Stock Purchase Agreement among WPCS International Incorporated, Richard Schubiger, Matthew Haber and Brian Fortier, dated as of November 24, 2004. In connection with the acquisition, Quality entered into employment agreements with Messrs. Schubiger, Haber and Fortier, each for a period of two years.

     Quality is a provider of wireless infrastructure services and has established a strong presence in the public safety sector and gaming industry with well-known clients such as Nextel, New Jersey Transit, Motorola, The Seminole Tribe of Florida, Mohegan Sun Casino, Bally's Park Place Hotel & Casino, Resorts International, Taj Mahal Casino and The Hard Rock Cafe. The financing for this transaction was completed through the issuance of the common stock described below.

Financing

     On November 16, 2004, we sold an aggregate of $10,000,000 of common stock and common stock purchase warrants to eight investors. We sold an aggregate of 25,000,000 shares of common stock and 25,000,000 warrants to the investors. The common stock and warrants were issued in a private placement transaction pursuant to Section 4(2) under the Securities Act of 1933. Pursuant to the terms of sale, we agreed to cause a resale registration statement covering the common stock and the common stock issuable upon exercise of the warrants to be filed no later than 45 days after the closing, which is the purpose of this registration statement.

     Each warrant is exercisable for a period of five years at a price of $0.70 per share, subject to certain adjustments. The exercise price of the warrants is subject to adjustment for subsequent lower price issuances by us, as well as customary adjustment provisions for stock splits, combinations, dividends and the like. At any time after the registration statement is effective, the warrants are callable by us, upon 30 days notice, should the common stock trade at or above $2.10 for 25 out of 30 consecutive trading days. A maximum of 20% of the warrants may be called in any three-month period.

     We paid the placement agent of the offering, Punk, Ziegel & Company, a cash fee of 6.5% of the proceeds of the offering. In addition, Punk, Ziegel received warrants to purchase 750,000 shares of Common Stock, exercisable for a period of five years at an exercise price of $.40 per share. We also paid a fee of $100,000 to Dominick & Dominick LLC.

Reverse Stock Split

     In connection with sale of the common stock and warrants, we agreed to effectuate a one-for-12 reverse split of our outstanding common stock. The reverse split will be effectuated on or about January 9, 2005. We also agreed to seek a listing on the Nasdaq SmallCap Stock Market. There can be no assurance we will be successful in our application for listing. The reverse stock split has not been retroactively accounted for in this prospectus or in the financial statements incorporated by reference in this prospectus. Assuming the upcoming one-for-twelve reverse stock split was in effect for all periods incorporated by reference, earnings (loss) per share would have been as follows:

                                                        Three months         Three months
                                     Year ended             ended               ended           Six months ended
                                      April 30,            July 31,           October 31,          October 31,
                                    2004    2003        2004     2003        2004     2003       2004      2003
                                  -------  -------     -------  -------     -------  -------    -------   -------
Basic net income ( loss) per
common share                      $(0.08)  $(0.64)     $ 0.04   $(0.11)     $ 0.02   $ 0.01     $ 0.06    $(0.08)

Diluted net income ( loss) per
common share                      $(0.08)  $(0.64)     $ 0.04   $(0.11)     $ 0.02   $ 0.01     $ 0.06    $(0.08)

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. Before deciding whether to invest, you should read and consider carefully the following risk factors.

We have a history of operating losses and may never become profitable

     We incurred a net loss of approximately $124,000 for the year ended April 30, 2004. For the six months ended October 31, 2004, we had net income of approximately $108,000. There can be no assurance that we will sustain profitability or positive cash flow from operating activities in the future. If we cannot achieve operating profitability or positive cash flow from operating activities, we may not be able to meet our working capital requirements. If we are unable to meet our working capital requirements, we are likely to reduce or cease all or part of our operations.

We may be unable to obtain the additional capital required to grow our business. We may have to curtail our business if we cannot find adequate funding.

     Our ability to grow depends significantly on our ability to expand our operations through internal growth and by acquiring other companies or assets that require significant capital resources. We may need to seek additional capital from public or private equity or debt sources to fund our growth and operating plans and respond to other contingencies such as:

o    shortfalls in anticipated revenues or increases in expenses;

o    the development of new services; or

o the expansion of our operations, including the recruitment of additional personnel.

     We cannot be certain that we will be able to raise additional capital in the future on terms acceptable to us or at all. If alternative sources of financing are insufficient or unavailable, we may be required to modify our growth and operating plans in accordance with the extent of available financing.

Our success is dependent on growth in the deployment of wireless networks, and to the extent that such growth slows down, our business may be harmed.

     The wireless industry has historically experienced a dramatic rate of growth both in the United States and internationally. Recently, however, many end users have been re-evaluating their network deployment plans in response to downturns in the capital markets, changing perceptions regarding industry growth, the adoption of new wireless technologies, increased price competition and a general economic slowdown in the United States and internationally. It is difficult to predict whether these changes will result in a downturn in the wireless industry. If the rate of growth should slow down and end users continue to reduce their capital investments in wireless infrastructure or fail to expand their networks, our operating results may decline which could cause a decline in our profits.

     The uncertainty associated with rapidly changing wireless technologies may also continue to negatively impact the rate of deployment of wireless networks and the demand for our services. End users face significant challenges in assessing their bandwidth demands and in acceptance of rapidly changing enhanced wireless capabilities. If end users continue to perceive that the rate of acceptance of next generation wireless products will grow more slowly than previously expected, they may, as a result, continue to slow their deployment of next generation wireless technologies. Any significant slowdown will reduce the demand for our services and would result in negative net growth, net losses, and potentially a reduction in our business operations.

The increase of services offered by equipment vendors could cause a reduction in demand for our services.

     Recently, the wireless equipment vendors have increased the services they offer for their technology. This activity and the potential continuing trend towards offering services may lead to a greater ability among equipment vendors to provide a comprehensive range of wireless services, and may simplify integration and installation, which could lead to a reduction in demand for our services. Moreover, by offering certain services to end users, equipment vendors could reduce the number of our current or potential customers and increase the bargaining power of our remaining customers, which may result in a decline in our net revenue and profits.

Our quarterly results fluctuate and may cause our stock price to decline.

     Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. As a result, we believe that period to period comparisons of our results of operations are not a good indication of our future performance. A number of factors, many of which are outside of our control, are likely to cause these fluctuations.

     The factors outside of our control include:


          o    Wireless market conditions and economic conditions generally;
          o    Timing and volume of customers' specialty communication projects;
          o    The timing and size of wireless deployments by end users;
          o    Fluctuations in demand for our services;
          o    Changes in our mix of customers' projects and business
               activities;
          o    The length of sales cycles;
          o Adverse weather conditions, particularly during the winter season, could effect our ability to render specialty communication services in certain regions of the United States;
          o The ability of certain customers to sustain capital resources to pay their trade accounts receivable balances;
          o    Reductions in the prices of services offered by our competitors;
               and
          o    Costs of integrating technologies or businesses that we add.
          ----------------------------------------------------------------------

     The factors substantially within our control include:


          o Changes in the actual and estimated costs and time to complete fixed-price, time-certain projects that may result in revenue adjustments for contracts where revenue is recognized under the percentage of completion method;
          o The timing of expansion into new markets, both domestically and internationally;
          o    Costs incurred to support internal growth and acquisitions;
          o    Fluctuations in operating results caused by acquistions; and
          o    The timing and payments associated with possible acquisitions.
          ----------------------------------------------------------------------

     Because our operating results may vary significantly from quarter to quarter, our operating results may not meet the expectations of securities analysts and investors, and our common stock could decline significantly which may expose us to risks of securities litigation, impair our ability to attract and retain qualified individuals using equity incentives and make it more difficult to complete acquisitions using equity as consideration.

Failure to keep pace with the latest technological changes could result in decreased revenues.

     The market for our services is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments could result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenues from creating wireless networks that are based upon today's leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing client preferences.

Failure to properly manage projects may result in costs or claims.


     Our engagements often involve large scale, highly complex projects involving wireless networks and specialty communication systems utilizing leading technology. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our customers, and to effectively manage the project and deploy appropriate resources, including third-party contractors, and our own personnel, in a timely manner. Any defects or errors or failure to meet clients' expectations could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, error, mistakes or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. In addition, in certain instances, we guarantee customers that we will complete a project by a scheduled date or that the network will achieve certain performance standards. As a result, we often have to make judgments concerning time and labor costs. If the project or network experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed revenues realized from a project. Finally, if we miscalculate the resources or time we need to complete a project with capped or fixed fees, our operating results could seriously decline.


Potential future acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.


     Since November 1, 2002, we have acquired five companies and we intend to further expand our operations through acquisitions over time. This may require significant management time and financial resources because we may need to integrate widely dispersed operations with distinct corporate cultures. Our failure to manage future acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our stockholders would be diluted if we financed the acquisitions by incurring convertible debt or issuing securities. Although we currently only have operations within the United States, if we were to acquire an international operation; we will face additional risks, including:


     o difficulties in staffing, managing and integrating international operations due to language, cultural or other differences;

     o   different or conflicting regulatory or legal requirements;

     o   foreign currency fluctuations; and

     o   diversion of significant time and attention of our management.


Risks Relating to our Common Stock

There are a Large Number of Shares Being Registered for Resale and the Sale of These Shares May Cause the Price of Our Stock to Drop.

     Prior to this Offering, we had 45,849,976 shares of common stock issued and outstanding. Of those shares, 25,000,000 are being registered for resale together with up to 25,750,000 additional shares of common stock issuable upon the exercise of outstanding warrants. As a result, the registration of these shares may result in substantial sales of our common stock, which could cause our stock price to drop.

Our Common Stock is Subject to the "Penny Stock" Rules of the SEC and the Trading Market in our Securities is Limited, Which Makes Transactions in our Stock Cumbersome and May Reduce the Value of an Investment in our Stock.

     Since our common stock is not listed or quoted on any exchange or on Nasdaq, and no other exemptions currently apply, trading in our common stock on the Over-The-Counter Bulletin Board is subject to the "penny stock" rules of the SEC. These rules require, among other things, that any broker engaging in a transaction in our securities provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker and its salespersons in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The brokers must provide bid and offer quotations and compensation information before making any purchase or sale of a penny stock and also provide this information in the customer's confirmation. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

                                 USE OF PROCEEDS


     This prospectus relates to shares of our common stock or interests therein that may be offered and sold from time to time by the selling stockholders or their transferees. We will not receive any proceeds from the disposition of shares of common stock or interests therein in this offering. However, we will receive the sale price of any common stock we sell to the selling stockholder upon exercise of the warrants. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes or for future acquisitions. We have no current plans, arrangements or agreements for any future acquisitions. The selling stockholders will be entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event that the selling stockholders exercise the warrants on a cashless basis, then we will not receive any proceeds. In addition, we have received net proceeds of approximately $9,200,000 from the sale of the common stock and the warrants. Approximately $7,000,000 of the net proceeds were used for the acquisition of Quality and related costs. The balance of the net proceeds will be used for working capital.

                              SELLING STOCKHOLDERS

     The following table sets forth the common stock ownership of the selling stockholders as of December 20, 2004, including the number of shares of common stock issuable upon the exercise of warrants held by the selling stockholders. Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

                                               Total                                                  Percentage
                           Total Shares of   Percentage                                 Beneficial    of Common
                            Common Stock,    of Common     Beneficial   Percentage of   Ownership     Stock Owned
                            Including Upon     Stock,      Ownership     Common Stock   After the       After
                            Exercise of       Assuming     Before the    Owned Before   Offering      Offering
        Name                Warrants(1)     Full Exercise  Offering**    Offering**       (3)            (3)
-------------------     -----------------   -------------  ------------ --------------  ------------ -------------
Special Situations
  Fund III, L.P.(4)         17,500,000         32.1%      17,500,000(2)     32.1%           --            --

Special Situations
  Private Equity
  Fund, L.P.(4)             12,500,000         24.0%       12,500,00        24.0%           --            --

Barron Partners,
  L.P.(5)                   10,000,000         19.7%      12,848,150        24.6%       2,848,150        6.0%

SF Capital
  Partners Ltd.(2)(6)        5,000,000         10.3%       2,500,000         5.5%           --            --

Wasatch Funds,
  Inc.(2)(7)                 2,500,000          5.5%       2,408,077        4.99%           --            --

RationalWave
  Onshore Equity
  Fund, L.P.(8)              1,250,000          2.7%       1,250,000         2.7%           --            --

Woodmont
  Investment
  Limited(9)                   437,500          0.9%         437,500         0.9%           --            --

Sedna Partners,
  LP(10)                       812,500          1.8%         812,500         1.8%           --            --

Punk, Ziegel
  & Company(11)                750,000          1.6%         750,000         1.6%           --            --

     The number and percentage of shares beneficially owned is determined in 1accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders have sole or shared voting power or investment power and also any shares, which the selling stockholders have the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the secured convertible notes is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of the warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933.

(2) This selling stockholder has contractually agreed to restrict their ability to exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such exercise does not exceed 4.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act, except upon 61 days' prior notice.

(3) Assumes that all securities registered will be sold.

(4) MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, L.P. MG Advisors, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MPG and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

(5) Andrew Worden has voting and investment power of the shares that this selling stockholder owns.

(6) Michael A. Roth and Brian J. Stark have voting and investment power of the shares that this selling stockholder owns.

(7) Brian Bythrow of Wasatch Advisors, Inc. has voting and investment power of the shares that this selling stockholder owns.

(8) Mark Rosenblatt has voting and investment power of the shares that this selling stockholder owns.

(9) Jay Goldman has voting and investment power of the shares that this selling stockholder owns.

(10) Rengan Rajaratnam has voting and investment power of the shares that this selling stockholder owns.

(11) William Punk has voting and investment power of the shares that this selling stockholder owns.

                              PLAN OF DISTRIBUTION

     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     - privately negotiated transactions;

     - short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

     - through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

     - broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     - a combination of any such methods of sale; and

     - any other method permitted pursuant to applicable law.

     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

                            DESCRIPTION OF SECURITIES

     The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our articles of incorporation, with amendments, all of which have been filed as exhibits to our registration statement of which this prospectus is a part.

Common Shares

     We are authorized to issue up to 75,000,000 shares of Common Stock, par value $.0001. As of December 20, 2004, there were 45,849,976 shares of common stock issued and outstanding and 5,000,000 shares reserved for issuance pursuant to our stock option plans. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by the board of directors, out of funds legally available. In the event of a liquidation, dissolution or winding-up of us, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock.

Preferred Shares

     We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.0001. The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors. The board of directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

Recent Financing

     On November 16, 2004, we sold an aggregate of $10,000,000 of common stock and common stock purchase warrants to eight investors. We sold an aggregate of 25,000,000 shares of common stock and 25,000,000 warrants to the investors. The common stock and warrants were issued in a private placement transaction pursuant to Section 4(2) under the Securities Act of 1933. Pursuant to the terms of sale, we agreed to cause a resale registration statement covering the common stock and the common stock issuable upon exercise of the warrants to be filed no later than 45 days after the closing, which is the purpose of this registration statement.

     Each warrant is exercisable for a period of five years at a price of $0.70 per share, subject to certain adjustments. The exercise price of the warrants is subject to adjustment for subsequent lower price issuances by us, as well as customary adjustment provisions for stock splits, combinations, dividends and the like. At any time after the registration statement is effective, the warrants are callable by us, upon 30 days notice, should the common stock trade at or above $2.10 for 25 out of 30 consecutive trading days. A maximum of 20% of the warrants may be called in any three-month period.

Transfer Agent

     Interwest Transfer Co., Inc., 1981 E. Murray Holladay Road, Suite 100, Salt Lake City Utah 84117, is the transfer agent and registrar for our securities.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for WPCS International Incorporated by Sichenzia Ross Friedman Ference LLP, New York, New York.


                                     EXPERTS


    WPCS International Incorporated's consolidated financial statements as of and for the years ended April 30, 2004 and 2003, incorporated by reference in this prospectus, have been audited by J.H. Cohn LLP, Independent Registered Public Accounting Firm, as stated in their report incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     WPCS is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

     WPCS International Incorporated has filed with the Commission, a registration statement on Form S-2 under the Securities Act of 1933 with respect to the common stock being offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the registration statement may be accessed at the Commission's web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                                   50,750,000

                                    Shares of
                                  Common Stock

                                       of

                         WPCS INTERNATIONAL INCORPORATED






                                   PROSPECTUS

                                December 30, 2004

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.   Other Expenses of Issuance and Distribution

     The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:



Nature of Expense                                        Amount
------------------                         ------------------------------------
SEC Registration fee                       $                          3,332.67
Accounting fees and expenses                                          5,000.00*
Legal fees and expenses                                              20,000.00*
                                           ------------------------------------
      TOTAL                                $                         28,332.67*
                                           ====================================

*  Estimated


Item 15.   Indemnification of Directors and Officers

     Our Articles of Incorporation limit, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provided that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.   Exhibits

The following exhibits are included as part of this Form S-2. References to "us" in this Exhibit List mean WPCS International Incorporated, a Delaware corporation.


Exhibit No.    Description

 3.1 Certificate of Incorporation of Internet International Communications Ltd. (our predecessor), incorporated by reference to Exhibit 3.1 of wowtown.com, Inc.'s Form SB-2, filed June 8, 2000.

 3.2 Bylaws of Internet International Communications Ltd. (our predecessor), incorporated by reference to Exhibit 3.2 of wowtown.com, Inc.'s Form SB-2, filed June 8, 2000.

 4.1           2002 Employee Stock Option Plan, incorporated by reference to
               Exhibit 4.4 of WPCS International Incorporated's Annual Report on Form 10-KSB, filed August 14, 2003.

 4.2 Form of 2003 Warrant, incorporated by reference to Exhibit 4.5 of WPCS International Incorporated's Annual Report on Form 10-KSB, filed August 14, 2003.

 4.3 Form of Common Stock Purchase warrant, dated as of November 16, 2004, incorporated by reference to Exhibit 10.2 of WPCS International Incorporated's Report on Form 8-K, filed November 19, 2004.


 5.1 Sichenzia Ross Friedman Ference LLP Opinion and Consent (filed herewith).

 10.1 Andrew Hidalgo Employment Agreement, dated as of February 1, 2004, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated's registration statement on Form SB-2/A, filed April 30, 2004.

 10.2          Donald Walker Employment Agreement, incorporated by reference to
               Exhibit 10.3 of WPCS International Incorporated's Annual Report on Form 10-KSB, filed August 14, 2003.

 10.4          Gary Walker Employment Agreement, incorporated by reference to
               Exhibit 10.4 of WPCS International Incorporated's Annual Report on Form 10-KSB, filed August 14, 2003.

 10.5 Joseph Heater Employment Agreement, dated as of February 1, 2004, incorporated by reference to Exhibit 10.5 of WPCS International Incorporated's registration statement on Form SB-2/A, filed April 30, 2004.

 10.6 Agreement and Plan of Merger by and among Phoenix Star Ventures, Inc., WPCS Acquisition Corp., a Delaware corporation, WPCS Holdings, Inc., a Delaware corporation, and Andy Hidalgo, dated as of May 17, 2002, incorporated by reference to Exhibit 1 of WPCS International Incorporated's Current Report on Form 8-K/A, filed June 12, 2002.

 10.7 Agreement and Plan of Merger by and among WPCS International Incorporated, Invisinet Acquisitions Inc., Invisinet, Inc., J. Johnson LLC and E. J. von Schaumburg made as of the 13th day of November, 2002, incorporated by reference to Exhibit 3 of WPCS International Incorporated's Current Report on Form 8-K, filed November 27, 2002.

 10.8 Amendment to Invisinet Bonus Agreement, dated as of May 27, 2003, incorporated by reference to Exhibit 10.8 of WPCS International Incorporated's Annual Report on Form 10-KSB, filed August 14, 2003.

 10.9 Agreement and Plan of Merger by and among WPCS International Incorporated, Walker Comm Merger Corp., Walker Comm, Inc., Donald
               C. Walker, Gary R. Walker, and Tanya D. Sanchez made as of the 30th day of December, 2002, incorporated by reference to Exhibit 3 of WPCS International Incorporated's Current Report on Form 8-K, filed January 14, 2003.

 10.10 Agreement and Plan of Merger by and among WPCS International Incorporated, Clayborn Contracting Acquisition Corp., Clayborn Contracting Group, Inc., David G. Gove and Sharon Gove made as of the 22nd day of August, 2003, incorporated by reference to
               Exhibit 3 of WPCS International Incorporated's Current Report on Form 8-K, filed August 29, 2003.

 10.11 Agreement and Plan of Merger by and among WPCS International Incorporated, Heinz Acquisition Corp., Heinz Corporation and James Heinz made as of the 2nd day of April, 2004, incorporated by reference to Exhibit 3 of WPCS International Incorporated's Current Report on Form 8-K, filed April 9, 2004.

 10.12 James Heinz Employment Agreement, dated as of April 1, 2004, incorporated by reference to Exhibit 10.12 of WPCS International Incorporated's registration statement on Form SB-2/A, filed April 30, 2004.

 10.13 Stock Purchase Agreement among WPCS International Incorporated, Richard Schubiger, Matthew Haber and Brain Fortier, dated as of November 24, 2004, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated's Report on Form 8-K, filed November 24, 2004.

 10.14 Securities Purchase Agreement, dated as of November 16, 2004, Incorporated, Richard Schubiger, Matthew Haber and Brain Fortier, dated as of November 24, 2004, incorporated by reference to
               Exhibit 10.1 of WPCS International Incorporated's Report on Form 8-K, filed November 19, 2004.

 10.15 Securities Purchase Agreement, dated as of November 16, 2004, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated's Report on Form 8-K, dated November 16, 2004

 10.16 Form of Common Stock Purchase Warrant, dated as of November 16, 2004, incorporated by reference to Exhibit 10.2 of WPCS International Incorporated's Report on Form 8-K, dated November 16, 2004


 10.17 Form of Registration Rights Agreement, dated as of November 16, 2004, incorporated by reference to Exhibit 10.3 of WPCS International Incorporated's Report on Form 8-K, dated November 16, 2004


 23.1          Consent of J. H. Cohn LLP (filed herewith).

 23.2          Consent of legal counsel (see Exhibit 5).

Item 17.   Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file a post-effective amendment to this Registration Statement during any period in which offers or sales are being made:

          (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this Chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement of any material change to such information in the Registration Statement.

     (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     (3) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (4) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That, insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (6) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

     Pursuant to the requirements of the Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Pennsylvania on December 30, 2004.


                         WPCS INTERNATIONAL INCORPORATED





                         By:/s/ Andrew Hidalgo
                            -------------------
                            Andrew Hidalgo, Chairman, Chief Executive Officer and Director (Chief Executive Officer)

                         By:/s/ Joseph Heater
                            -----------------
                            Joseph Heater, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)




                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of WPCS International Incorporated, a Delaware corporation, do hereby constitute and appoint Andrew Hidalgo the lawful attorney in-fact and agent with full power and authority to do any and all acts and things and to execute any and all instruments which said attorney and agent, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that said attorney and agent, shall do or cause to be done by virtue thereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney and pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on December 30, 2004.



  Signature                                  Title
  ---------                                  -----
/s/ Andrew Hidalgo                     Chairman,  Chief Executive  Officer
---------------------                  and Director
Andrew Hidalgo

/s/ Norm Dumbroff                      Director
---------------------
Norm Dumbroff

/s/ Neil Hebenton                      Director
---------------------
Neil Hebenton

/s/ Gary Walker                        Director
---------------------
Gary Walker

/s/ William Whitehead                  Director
---------------------
William Whitehead